# Sit Dividend Growth Fund Class I and Class S

## As of 3/31/07

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

### Objective

The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

### Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

### Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

### Management

Eugene C. Sit, CFA
Kent L. Johnson, CFA
Roger J. Sit
Michael J. Stellmacher, CFA

### Fund Details

**Investment Style: Large Blend**

| | Class I | Class S |
|---|---|---|
| Symbol: | SDVGX | SDVSX |
| CUSIP: | 82980D-70-7 | 82980D-80-6 |
| Inception Date: | 12/31/03 | 3/31/06 |
| Minumum Investment: | $100,000 | $5,000 |
| Expense Ratio: | 1.0% | 1.25% |
| Total Net Assets (Millions): | $31.4 | $2.7 |

**Sit Dividend Growth Fund Average Annual Total Return (%)**

| | Three Month* | Year-to-Date* | One Year | Three Years | Since Inception | 12-Month Distribution Rate(1) |
|---|---|---|---|---|---|---|
| Class I Shares | 2.72 | 2.72 | 14.48 | 13.25 | 12.69 | 1.75% |
| S&P 500 Index | 0.64 | 0.64 | 11.82 | 10.05 | 9.81 | N/A |
| | | | | | | |
| Class S Shares | 2.64 | 2.64 | 14.19 | N/A | 14.19 | 1.65 |
| S&P 500 Index | 0.64 | 0.64 | 11.82 | N/A | 11.82 | N/A |

*Annualized returns not available for 3-month and year-to-date periods.

(1) Based on the last 12 months of distributed net investment income and average NAV as of 3/31/07. One of the investment objectives of Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

**Portfolio Sector Allocation**

| | |
|---|---|
| Finance | 22.7% |
| Producer Manufacturing | 12.1 |
| Health Technology | 11.6 |
| Consumer Non-Durables | 8.8 |
| Energy Minerals | 8.8 |
| Sectors Less Than 5% | 34.6 |
| Cash Equivalents | 1.4 |

**Portfolio Ten Largest Holdings**

General Electric Co.
Total S.A.
Marathon Oil Corp.
Citigroup, Inc.
Wells Fargo & Co.
Proctor & Gamble Co.
J.P. Morgan Chase & Co.
United Technologies Corp.
Johnson & Johnson, Inc.
AT&T, Inc.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.